SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Future FinTech Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

36117V204

(CUSIP Number)

Zeyao Xue

Room 2302, South Tower T1, Kaisa Plaza, No. 86 Jianguo Avenue

Chaoyang District, Beijing, China

(86-10) 8589-9303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36117V204

1	NAMES OF REPORTING PERSONS
Zeyao Xue
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,652,850 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,652,850 (1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,652,850 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Including 3,322,757 shares directly owned by Mr. Zeyao Xue and 330,093 shares indirectly and beneficially owned by Mr. Zeyao Xue, which consists of (i) 293,416 shares that are directly owned by Golden Dawn International Limited (“Golden Dawn”), a British Virgin Islands company and (ii) 36,677 shares that are directly owned by China Tianren Organic Food Holding (“China Tianren”). Mr. Zeyao Xue holds all of the issued and outstanding capital stock of Fancylight Limited, which is an indirect 100% owner of Golden Dawn and China Tianren. As such, Mr. Zeyao Xue holds the beneficial ownership of shares owned by Golden Dawn and China Tianren.

(2)	Based on 19,985,410 shares of Common Stock outstanding as of February 22, 2024, as reported by the Issuer to the Reporting Person.

Explanatory Note

The following constitutes the Schedule 13D filed by Mr. Zeyao Xue. Mr. Zeyao Xue previously jointly filed Schedule 13D, as amended (filing no. 005-79492) with (i) SkyPeople International Holdings Group Limited, (ii) V.X. Fortune Capital Limited, (iii) Fancylight Limited, (iv) Yongke Xue, (v) Golden Dawn International Limited, (vi) China Tianren Organic Food Holding Company Limited and (vii) Hongke Xue. Mr. Yongke Xue is the father of Mr. Zeyao Xue. Mr. Hongke Xue is the brother of Mr. Yongke Xue. Mr. Yongke Xue passed away in November 2023. All joint filers except for Mr. Zeyao Xue have held less than 5% of the outstanding shares of commons stock of the Company on and after the date of the last Schedule 13D jointly filed by these parties.

Item 1.	Security and the Issuer

This statement on Schedule 13D (this “Report”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Future FinTech Group, Inc., a company incorporated in the state of Florida (the “Issuer” or “Company”). The address of the principal executive offices of the Issuer is Americas Tower, 1177 Avenue of The Americas, Suite 5100, New York, NY 10036.

Item 2.	Identity and Background

Zeyao Xue is an individual with a business office located at Room 2103, 21st Floor, SK Tower 6A Jianguomenwai Avenue, Chaoyang District, Beijing, China 100022. Other than his ownership of common stock of the Issuer by himself and through Golden Dawn and China Tianren, Mr. Zeyao Xue does not own any other securities of the Issuer nor is a party to any contract, agreement or understanding required to be disclosed herein.

During the last five years, Mr. Zeyao Xue has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information contained in Item 6 of this Report is incorporated herein by reference. The source of funds was the personal funds of Mr. Zeyao Xue.

Item 4.	Purpose of Transaction

The information contained in Item 6 of this Report is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

1.

Mr. Zeyao Xue beneficially owns an aggregate of 3,652,850 shares of Common Stock of the Issuer, of which 3,322,757 shares are directly owned by him and 330,093 shares are indirectly and beneficially owned by him, consisting of (i) 293,416 shares that are directly owned by Golden Dawn International Limited (“Golden Dawn”), a British Virgin Islands company and (ii) 36,677 shares that are directly owned by China Tianren Organic Food Holding (“China Tianren”). Mr. Zeyao Xue holds all of the issued and outstanding capital stock of Fancylight Limited, which is an indirect 100% owner of Golden Dawn and China Tianren. As such, Mr. Zeyao Xue holds the beneficial ownership of shares owned by Golden Dawn and China Tianren. Mr. Zeyao Xue’s beneficial ownership in the Common Stock represented approximately 18.3% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership under Section 13(d) of the Act. Mr. Zeyao Xue has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of an aggregate of 3,652,850 shares of Common Stock of the Issuer.

The filing of this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement other than the securities actually owned by such person, if any.

(c) Other than as reported herein and Item 6, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days of this Report.

(d) Other than as described herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 3,652,850 shares of Common Stock of the Issuer over which Mr. Zeyao Xue has beneficial ownership.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Stock Purchase Agreement, dated August 3, 2023, Mr. Zeyao Xue in a private transaction purchased 305,676 shares of Common Stock of Issuer from Sincerity Group Enterprises Ltd., a unrelated party, for US$152,838.

Pursuant to a Stock Purchase Agreement, dated December 11, 2023, Mr. Zeyao Xue in a private transaction purchased 80,004 shares of Common Stock of Issuer from Shuiliang Xiao, a unrelated party, for US$40,002.

Pursuant to a Stock Purchase Agreement, dated December 11, 2023, Mr. Zeyao Xue in a private transaction purchased 664,645 shares of Common Stock of Issuer from Mengyao Chen, a unrelated party, for US$332,323.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit
Number	Description
1	Stock Purchase Agreement dated August 3, 2023, by and between Zeyao Xue and Sincerity Group Enterprises Ltd.
2	Stock Purchase Agreement dated December 11, 2023, by and between Zeyao Xue and Shuiliang Xiao.
3	Stock Purchase Agreement dated December 11, 2023, by and between Zeyao Xue and Mengyao Chen.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2024

Zeyao xue

By:	/s/ Zeyao Xue
Name:	Zeyao Xue

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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